UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER 000-28312
CUSIP NUMBER 32020F105

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2009
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

First Federal Bancshares of Arkansas, Inc.
Full Name of Registrant

Not Applicable
Former Name if Applicable

1401 Highway 62-65 North
Address of Principal Executive Office (Street and Number)

Harrison, Arkansas 72601
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The management of First Federal Bancshares of Arkansas, Inc. (the “Company”) has experienced delays in the preparation of the Company’s financial statements and disclosure for inclusion in its Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “2009 Annual Report”), primarily due to: (i) the continuing analysis of the loan portfolio of the Company’s wholly-owned subsidiary, First Federal Bank (the “Bank”); (ii) the continuing analysis of the valuation allowance related to the Company’s deferred tax asset; and (iii) the results of recent regulatory examinations and correspondence.  As a result, the Company is unable to complete the financial statements and other disclosures for the 2009 Annual Report without unreasonable effort or expense within the prescribed time period. The Company anticipates filing its 2009 Annual Report within the fifteen-day extension period.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Larry J. Brandt	870	741-7641
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation:

On January 28, 2010, the Company issued an earnings release for the three months and year ended December 31, 2009, reflecting increases in its allowance for loan losses and valuation allowance for its deferred tax asset.  Subsequent to the Company’s earnings release, as a result of continuing analysis of the loan portfolio and the deferred tax asset, the Company’s management is evaluating a further increase in its provision for loan losses and its valuation allowance for the deferred tax asset.  However, no estimate can be given at this time since the Company has not finalized its financial statements as of the date of this report.

First Federal Bancshares of Arkansas, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 1, 2010	By	/s/ Larry J. Brandt
Larry J. Brandt
President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).